Exhibit 99.1

Cellectis Plant Sciences, Inc. Locks Early CRISPR Intellectual Property Uses in Plants

Cellectis plant sciences entered in an exclusive license agreement with Regents of the University of Minnesota covering certain uses of CRISPR technology

NEW BRIGHTON, Minn.--(BUSINESS WIRE)--April 15, 2015--Regulatory News:

Cellectis plant sciences, Inc. (Paris:ALCLS), a Minnesota-based Company focusing on developing healthier food products, has announced today that it has signed an exclusive license agreement with the University of Minnesota that grants Cellectis the worldwide rights to use the technology covered by the patent rights of the family WO/2014/144155 entitled “Engineering Plant Genomes Using CRISPR/Cas Systems”. In addition to meganucleases and TALEN™ technology, this approach for targeted modification of plant genomes was developed by the laboratory of Professor Dan Voytas in the University of Minnesota.

The technology has demonstrated results in plant genome engineering and adds to Cellectis plant sciences, Inc. strong intellectual property rights in the gene editing field, in addition to meganuclease and TALENTM technologies.

“We are pleased to strengthen our collaboration with the University of Minnesota and gain exclusive access to this technology that excites academics and the industrial community for its simple access to design new nucleases” commented Luc Mathis, Chief Executive Officer of Cellectis plant sciences, Inc. “CRISPR technology is being rapidly adopted by the life science community, and we are delighted to expand our technology portfolio to it, opening new opportunities for the commercial development of healthier food products.”

Similarly to meganucleases, Zinc Fingers and TALEN™, CRISPR technology enables a number of useful tools to target specific loci in a genome and/or modulate the expression of genes. The technology is based on novel sequence-specific nucleases that can be cheaply engineered to recognize any gene of interest in a genome. Application in plants, similarly to the other gene editing technologies, could enable the development of valuable crops.

About Cellectis Plant Sciences

Founded in 2010, Cellectis Plant Sciences is based in New Brighton, Minnesota (United States). The company has developed a platform to improve the quality of crops for the food and agriculture industries. Cellectis Plant Sciences is involved in a network of collaborations that include global companies (Bayer, Limagrain, Monsanto, and SESVanderhave, among others), as well as leading healthcare (Mitsubishi Tanabe Pharma) and food companies. Cellectis Plant Sciences is developing innovative products with prominent partners in order to secure accessibility of its products to consumers.

For further information please visit our website: www.cellectis-plantsciences.com

Disclaimer

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the company’s operations and business environment, all of which are difficult to predict and many are beyond the company’s control. Forward-looking statements include information concerning the company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or similar expressions. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the company’s Registration Statement on Form F-1, as amended (File No. 333-202205). You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. The company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONTACT:
Media
Jennifer Moore, 917-580-1088
Director of Communications
contact@cellectis-plantsciences.com
or
BMC Communications - New York City
Brad Miles, 646-513-3125
bmiles@bmccommunications.com
or
IR
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com